Exhibit 2

NEWS RELEASE

North American Palladium Provides 2015 Guidance

Toronto, Ontario, February 19, 2015 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) today announced operating and financial guidance for 2015 for its Lac des Iles (“LDI”) mine located in northwestern Ontario. In this news release, grams per tonne; tonnes; tonnes per day; ounces; and palladium are represented by “g/t”; “t”; “tpd”; “oz”; and, “Pd” respectively. All palladium ounces refer to payable palladium.

Payable palladium production for 2015 is expected to increase by approximately 12% to between 185,000 and 205,000 ounces, from 174,194 in 2014.

2015 Guidance

	2015 Guidance	2014 Actuals
Total payable palladium production (oz)	185,000 to 205,000	174,194
US$ cash cost per Pd oz sold	US$ $440 to $466	US$ 513
Production cost (per t milled)	$49 to $53	$49
Underground mining	Approximately 1.6 million tonnes Approximate Pd grade of 4 g/t	1.225 million tonnes Pd grade 4.4 g/t
Surface materials processing	Approximately 1 million tonnes Approximate Pd grade 1 g/t	1.411 million tonnes Pd grade 1.1 g/t
Milling	Average Pd head grade 3 g/t Pd recovery rates 83 – 85%	Pd head grade 2.7 g/t Pd recovery rates 82.4%
Capital expenditures	Under $37 million	$23.8 million
Exploration expense	Under $9 million	$8.3 million

“With the successful ramp up of operations in 2014 complete, we are now well positioned to consider optimization and life of mine expansion opportunities at LDI in 2015,” said Phil du Toit, President and Chief Executive Officer. “Key priorities for 2015 will be on further improving the reliability and consistency of production, cost performance and evaluating the potential of the large mineral resource at LDI to support an extended mine life.”

For 2015, the mill will be run on a full time basis at roughly 60% of capacity to allow time to implement a long-term tailings management solution. The Company is in the process of finalizing a design that addresses tailings requirements for the foreseeable future at a relatively low capital cost. The Company expects to begin implementation of the solution in the first half of 2015.

Capital expenditures in 2015 are expected to be less than $37 million and will include approximately:

•	$11 million for underground development;
•	$13 million on the tailings management facility;
•	$5 million on mobile and production equipment; and
•	$8 million for all other expenditures.

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Assuming the current metal prices prevail and production metrics and costs are met, the 2015 capital expenditures and exploration programs are expected to be self-funded by cash flow from LDI operations.

Exploration Expenses

Exclusive of the exploration drift noted above, exploration expenditures in 2015 are expected to be less than $9 million. For 2015, exploration expenditures will primarily focus on drilling to convert inferred resources to indicated resources in the lower Offset Zone in support of a study to consider potential future shaft deepening. Exploration activities will also include modest programs for infill and extension drilling on the upper Offset Southeast extension target and top priority surface targets.

Mine Expansion

The Company continues to study various opportunities to increase the production rate and extend the mine life at the LDI site. As demonstrated in the last quarter of 2014, running the mill at full capacity has a positive impact on total palladium production and unit costs in the current strong palladium price environment. This improves the potential for mining more of the large resource at LDI. Deepening the shaft and expansion of the open pit are two of the potential opportunities being studied.

About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors exposure to palladium. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

Cautionary Statement on Forward-Looking Information

Certain information contained in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘guidance’, ‘will’, ‘expect’, ‘potential’, ‘would’, ‘could’, ‘estimate’, ‘preliminary’ and similar expressions identify forward-looking statements. Forward-looking statements in this news release include, without limitation: information pertaining to 2015 operating and financial information, the Company’s strategy, plans or future financial or operating performance, such as extension to mine life, timelines, production plans, projected expenditures, operating cost estimates, expected mining or processing rates, expected grades, and other statements that express management’s expectations or estimates of future performance. Forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: metal price and foreign exchange rate volatility, the possibility that the LDI mine may not perform as planned, that the Company may not be able to meet production forecasts, that the Company may not be able to obtain sufficient financing to meet its financial obligations as they become due, inherent risks associated with development, exploration, mining and processing including risks to tailings capacity, ground conditions, environmental hazards, employment disruptions, including in connection with collective agreements between the Company and unions, uncertainties in mineral reserves and resources, changes in legislation, regulations or political and economic developments in Canada and abroad, litigation, and the risks associated with obtaining necessary licenses and permits. For more details on these and other risk

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factors see the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

Forward-looking statements are also based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release include, but are not limited to: that the Company will be able to realize its assets and discharge its liabilities in the normal course of business, that metal price assumptions and exchange rates between the Canadian and United States dollar will be consistent with the Company’s expectations, that there will be no material delays affecting operations, that prices for key mining and construction supplies, including labour costs, will remain consistent with the Company’s expectations, and that current estimates of mineral reserves and resources are accurate. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

For further information please contact:

John Vincic

Investor Relations

Telephone: 416-360-7374

Email: jvincic@nap.com

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